June 11, 2019

David R. Koos
Chairman, Chief Executive Officer
Zander Therapeutics, Inc.
4700 Spring Street, St 304
La Mesa, California 91942

       Re: Zander Therapeutics, Inc.
           Item 4.02 Form 8-K
           Filed May 31, 2019
           File No. 333-220790

Dear Mr. Koos:

       We have reviewed your June 10, 2019 response to our comment letter and have the following comment.

       Please respond to this comment within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Item 4.02 Form 8-K filed May 31, 2019

Item 4.02 - Non-Reliance on Previously Issued Financial Statements, page 2

1. Please confirm, in light of your restatements for accounting errors, that you plan to reconsider whether your previous assertions regarding disclosure controls and procedures and internal control over financial reporting need to be revised in connection with the filing of your two amended reports.
      You may contact Bonnie Baynes at 202-551-4924, or Sharon Blume at
202-551-
3474 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Healthcare
& Insurance